Form 4 __ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Clark Roger E.	2. Issuer Name and Ticker or Trading Symbol Mediware Information Systems, Inc. MEDW					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below) V.P. & GM of Pharmacy Division
(Last) (First) (Middle) 330 Elm Street, Unit 1	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)		4. Statement for Month/Year 11/02
(Street) New Canaan CT 06840			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (Check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form:Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock, par value $ .10	11/20/02	G	300	D	N/A	17,652	D	N/A
						100	I	(1)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2 .Conversion or Exercise Price of Derivative Security	3. Trans- action Code (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8 .Price of Deriva- tive Security (Instr. 5)	9. Number of Deriva- tiive Securities Bene- ficially Owned at End of Month (Instr. 4)	10.Owner- ship of Deriva- tive Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Bene- ficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$1.00					(2)	6/30/03	Common Stock	1,667		1,667	D	N/A
Stock Option (Right to Buy)	$3.625					(2)	6/30/04	Common Stock	1,667		1,667	D	N/A
Stock Option (Right to Buy)	$11.1875					(2)	6/30/05	Common Stock	3,600		3,600	D	N/A
Stock Option (Right to Buy)	$7.625					(2)	6/30/06	Common Stock	3,600		3,600	D	N/A
Stock Option (Right to Buy)	$7.13					(2)	6/30/07	Common Stock	3,600		3,600	D	N/A
Stock Option (Right to Buy)	$6.313					(2)	6/30/08	Common Stock	3,600		3,600	D	N/A
Stock Option (Right to Buy)	$3.00					(3)	8/30/11	Common Stock	8,500		8,500	D	N/A
Stock Option (Right to Buy)	$8.10	7/1/02	A	8,500		(4)	7/1/10	Common Stock	8,500		8,500	D	N/A

Explanation of Responses:
   (1)  100 Shares held of record by Alexander Clark.
   (2)  Presently exercisable, options vest ratably over balance of fiscal year in which granted.
   (3)  Board compensation for 7/1/01 through 6/30/02.  Vested 50% on February 28, 2002, and August 30, 2002.
   (4)  Board compensation for 7/1/02 through 6/30/03.  Vesting 50% on January 1, 2003, and July 1, 2003.

ROGER E. CLARK ROGER E. CLARK **Signature of Reporting Person	12/2/02 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.